Filed by FBR Asset Investment Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                              Subject Company: FBR Asset Investment Corporation
                                                 Commission File No: 001-15049




                        FBR ASSET INVESTMENT CORPORATION
                           CONFERENCE CALL TRANSCRIPT
                                     2/6/03

MODERATOR:
Good morning and welcome to the FBR Asset Investment Corporation conference call. All participants will be able to listen only until the question and answer portion of the call. This call is being recorded at the request of FBR Investment Corporation. If anyone has any objections, you may disconnect at this time. I would like to introduce Rick Hendrix, the President and COO of FBR Asset Investment Corporation. Sir, you may begin.

RICK HENDRIX, PRESIDENT AND COO, FBR ASSET INVESTMENT CORPORATION:
Thank you. Good morning, everyone. Before we begin the call, I'd like to remind everyone that statements concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates, and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, prepayment speeds within the mortgage-backed securities market, risk associated with equity investments, our ability to source attractive investment opportunities, our ability to enter into repurchase agreements to finance our MBS portfolio, rapid changes in interest rates, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

Also joining us this morning are Eric Billings, Chairman and CEO of the Company, and Kurt Harrington, the Company's CFO. Specifically, what we'd like to do, and the purpose of this call, is to follow up on our fourth quarter earnings call that was held last week. We believe, based on questions we received from many investors, that we may have added confusion to our fourth-quarter earnings release by doing a joint call with Friedman Billings Ramsey Group, the manager of FBR Asset, and we want to address questions that we've received in larger forum consistent with Reg FD.

Specifically, the points that we want to make sure we convey accurately are that we were very pleased with the fourth quarter performance of FBR Asset, particularly the performance of the MBS portfolio during the fourth quarter and, as we'll describe to you, currently the performance in January.

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We also received a number of questions with regard to the impact of our ACF investment on book value, which we'll take everybody through very specifically. And lastly, we want to address what we believe was an inaccurate news piece suggesting that we had a thirty-five million dollar liability with regard to the AmeriCredit investment, which in fact was a liability that existed on the balance sheet on September 30th simply because we had entered into an agreement to purchase the shares and had not settled yet. The settlement occurred in October.

So with that, I'd like to turn the call over to Eric Billings.

ERIC BILLINGS, CHAIRMAN AND CEO, FBR ASSET INVESTMENT CORPORATION:
Hi, everybody. Just by way of a couple of brief thoughts, first of all, as Rick said, we do want to, make it very clear that we were extremely pleased with our fourth quarter results, and we think that our fourth quarter results very much continue to demonstrate the strength of our strategy that we use, which as everybody knows is very, very conservative in just about all aspects of our spread-based investment company. And so when you look at the company in light of the fact that the environment is challenging. (Having said that, most environments are challenging.) I don't think we feel it's an exceedingly challenging environment, but it is, continues to be, as it has been for a number of quarters, not particularly better or worse. I think the prepayment speeds obviously continue, albeit they're not accelerating. They are staying at a fairly constant level. Our working assumption is that they'll probably stay at this level for a while longer before they start to trail back down. We have demonstrated an ability to manage the company, we think, very effectively through rapid prepayment speeds, and we certainly don't anticipate any incremental difficulty at all given the continued nature of that possibly for, again, a while longer.

So specifically, when we look at our company, as I think all of you know, we finished the quarter at about five point two billion in assets. Today we are actually at about five point six billion. Our target investment position is six point two billion. We certainly intend to get there by quarter end. It's a little more challenging, again, because of the more rapid prepayment speeds, but we're very comfortable that we will in fact be able to get there.

Our spread for the quarter, last quarter, was approximately two hundred and forty seven basis points, and right now at the margin it's approximately there still, but probably, maybe a little bit less than that, but very, very marginally. So again, the spread is very acceptable to us. The marginal purchases that we--our most recent purchases--we actually did at approximately the same spread as well, and so the business continues to be fairly stable. Funding costs are obviously coming down in the aggregate because some of our, as our longer-term funding rolls, were able to put that back out at lower funding

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rates, and certainly asset yields are also coming down as well. But basically, the spread is between the two forty and two hundred and fifty basis point level today and really at the margin on our purchases.

A few other points that I think are important. Today our funding cost is running at about one seventy-two. Our mortgage-backed yield today is about four twelve, between four ten and four twenty. The premium on the portfolio at year-end is still approximately a hundred and--one point six five percent. We have a current duration of, again, about one point one eight, which is where it was at the end of the year. So, again, all of these things are remaining very constant for us. Clearly, when you run the numbers on our targeted leverage of about eight and a half times or, again, of about six point two billion in total assets against our spread of between two hundred and forty and two hundred and fifty basis points, that you will find that our return on equity continues to be very acceptable to us and certainly very, very able to continue to pay our dividends and earn at very reasonable levels. I would stress that we don't see particular stress because that could change, certainly, in any meaningful way. That does not mean rates can't act in crazy ways and cause it to change somewhat meaningfully, but there is no particular evidence to us today that's occurring.

So I think in the aggregate those are the major points as it relates to the mortgage-backed area. We are very pleased with that activity. Rick and his team, Brian Bowers, continue to do a superb job. Again, you know, I think that we run, as a final comment, only adjustable rate assets. We have no fixed rate assets. We are all one-year, three-year, and some five-year adjustable rate assets. We intend to continue to run the portfolio that way. We do have an intent to try to maintain our funding so that we have something in the vicinity of a two-thirds mix in this environment at about a year of funding and about a third which is short-term funding. The--our ability to put on longer-term funding is very attractive today. We probably won't do more of that until the merger is completed just because of the accounting treatment it would receive to do it prior to that, but assuming there's no meaningful change there, and we don't anticipate there would be, we would certainly anticipate continuing to put on longer-term funding as we can do it at very attractive economic levels, which of course is the reason we would do it.

With that, just to move very quickly, I know, as Rick indicated, we have had questions about AmeriCredit. We do want to be very clear that obviously AmeriCredit stock has traded down. I will caveat, this is the nature of recaps. By definition, when you do a recapitalization, usually you're not doing it in an optimal environment for the particular company. It is not in any way unusual for these stocks to then trade down. That doesn't necessarily mean it's optimal, but it's not unusual. We are very, very confident in the company. We think the investment is a superb investment. We think the only meaningful change, really, in the broad band of probabilities and possibilities that we anticipated before

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we made the investment, which of course included the possibility that unemployment would move up and that delinquencies would move up, and that may well continue for a while. That is well within the band of normal that we anticipated when we made this investment. The only meaningful change today is that the investment is more attractive today from a pricing perspective at the margin for new purchases than it was when we did the transaction, which is not to say we are purchasing more stock or not, but it is a very attractive company to us, and we don't think that there's any reason for us to have a different view on that.

Having said that, I want to stress, as I think you all know, we have had a return on our merchant banking portfolio, which is approximately a hundred million dollars today, and about fourteen percent of the total portfolio will be less than ten percent of the merged company. We have a total return on that portfolio going back to 1997 of more than thirty percent compounded, so we're very pleased with that. We're very pleased with the few investments that we have in this portfolio and are very optimistic, continue to be, that our returns will be very acceptable to us in the future.

So specifically, Rick can address the pricing difference as it relates to the book value of the company, but again, the change from the end of the year that you saw in the published numbers versus the end of January 31, which we'll give you now, is not meaningfully changed.

HENDRIX:
Thanks, Eric. To be very specific about this, our book value at 12/31/02 was twenty-eight dollars and seventy-six cents, as we released in our press release and discussed in the call last week. Now, we typically do not disclose where we stand in the middle of the quarter, but given the number of questions we think it's appropriate to update everybody with regard to our book value as of January 31, '03, and we're going to do that both with and without marking our 144A holdings, which are relatively actively traded securities but are private, not registered, and so therefore we carry them at book value.

Without regard to marking the 144A holdings, on a consistent basis since 12/31/02, our book value as of January 31st, `03 was twenty-eight dollars and twenty cents. Including the actual trading values in the 144A holdings that we have, our book value on January 31, 2003 was twenty-eight sixty, or sixteen cents per share less than it was on December 31st, '02. Importantly, that sixteen cents equates to roughly three cents per share on a post-merger basis, so while we are always looking at all of our investments and, as Eric said, we would rather not have AmeriCredit trading below where we made the investment as opposed to trading above it, it has had very little impact on our overall book value, and we continue to be very comfortable with the investment.

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With that, we'd like to open the call for questions. Thank you.

MODERATOR:
Thank you. At this time we are ready to begin the question and answer session. If you have a question, please press *1. You will be announced prior to asking the question, and to withdraw the question, please press *2. Once again, to ask a question, please press *1.

Our first question is from Erik Woodworth. Sir, you may ask your question.

ERIK WOODWORTH - COHEN BROTHERS, CALLER:
Yeah, good morning. Continuing the discussion on book value, could you tell us as of either December 31st or January 31st, if possible, what the book value would be if you excluded the unrealized gains on the MBS portfolio?

RICK HENDRIX:
We can. You know, Erik, I don't have that right here in front of me, but we will--in fact, before this call is over, I can get you that.

WOODWORTH:
Okay, great.

ERIC BILLINGS:
Erik, it's approximately seven million dollars in the month, give or take, and you can make the adjustment pretty, pretty easily. The number that Rick gave also excluded earnings that had been generated through the quarter, so that would be obviously net of that.

WOODWORTH:
Right, but your unrealized gains on your MBS portfolio are much larger than--I was looking for the aggregate number.

FBR REPRESENTATIVE:
You mean in total...

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WOODWORTH:
Yeah, I'm just trying--of course, if you were to liquidate your whole MBS portfolio to take the gains and distribute those gains as dividends, speaking just theoretically, I'm trying to arrive at what that book value would be.

FBR REPRESENTATIVE:
So you think it's about eighty...

FBR REPRESENTATIVE:
Eighty million.

FBR REPRESENTATIVE:
You know, Erik...

FBR REPRESENTATIVE:
About eighty.

FBR REPRESENTATIVE:
About eighty million or so, so that would be around three dollars a share.

WOODWORTH:
Okay. Thank you.

FBR REPRESENTATIVE:
Okay.

MODERATOR:
Howard Feingold, you may ask your question.

HOWARD FEINGOLD - RAYMOND JAMES & Associates, Caller:
Thank you. I just have three questions. On the conference call last week, I believe that you said that in the merchant banking portfolio you had about four million of net unrealized gains. I'm assuming that it's also including marking AmeriCredit to market. Is that correct?

FBR REPRESENTATIVE:
Um, the--yes, that's including marking AmeriCredit to market. That's right.

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FEINGOLD:
Okay. Second question. We've been in kind of an unusual interest rate environment over the past, say, eighteen months or more. Can you give us some type of sense, in a low duration portfolio such as you have, what normalized spreads might be, on a historic basis?

RICK HENDRIX:
Sure. It very specifically, going--this is Rick, Howard--going back for twenty years, the spread on average between the one-year CMT or constant maturity treasury plus two hundred and twenty-five basis points, which is how a large percentage, virtually all of the ARM market is priced, against LIBOR which approximates our funding costs...

FEINGOLD:
Mm-hmm.

RICK HENDRIX:
The average spread over twenty years has been two point one three percent.

FEINGOLD:
Two point one three. All right.

ERIC BILLINGS:
Yes, and Howard, just the band, obviously--the one thing we would stress is that there is sometimes a perception that in severe times--in other words, inverted yield curves--that that spread is zero or even negative. And we would stress to you if you go back to for twenty years, in fact the lowest point that that spread would have added eighty basis points, and it would have been there for a very brief period of time. And on any four quarter rolling basis, that spread actually would have been more than a hundred basis points in the most difficult, quote, inverted, flat or inverted type yield curves. So it is actually a much less volatile spread than probably people naturally think it may be.

FEINGOLD:
Should the spreads continue to contract, would you add leverage in excess of what your actual leverage has been on your portfolio? You're up to eight, or between eight and nine times.

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RICK HENDRIX:
Howard, this is Rick again. You know, our target leverage is eight to nine times, with, you know, kind of a midpoint of eight and a half. So would we go up to nine? Possibly, but it would depend on, you know, how spreads were contracting, to be honest with you, and we do not want to introduce unacceptable levels of interest rate risk into the portfolio, which is why we want to run lower leverage than many other market participants. And so, you know, we're comfortable between eight and nine in virtually all environments, but we're not looking to maximize our leverage in a lower spread environment to get a higher return.

FEINGOLD:
All right.

ERIC BILLINGS:
And we can demonstrate, we think, Howard, if you look at that yield curve, that natural spread that Rick described, we can achieve very acceptable returns in investment equity with this strategy and again introduce no true capital risk to our portfolio. And that's really the reason we run it this way.

FEINGOLD:
All right. Last question, gentlemen. On the deal with, you know, FBR, I believe the walk-away was at eight seventy-five on FBR? There has been some speculation or worry now in terms of exchange ratios.

ERIC BILLINGS:
Howard, that's a good question, and we have been asked that a number of times. And this is Eric. Speaking as the co-CEO of FBR Group, I would make it very clear that we do not intend at all, under any circumstance, to renegotiate the transaction as it's structured. It is a transaction that is immensely fair for all shareholders. We are completely confident that the transaction is going to be done and is a very beneficial transaction to all shareholders, but we do want to be very clear that we do not intend to renegotiate the transaction.

FEINGOLD:
Thank you very much for your time, gentlemen.

ERIC BILLINGS:
Thank you, Howard.

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RICK HENDRIX:
Erik (Woodworth), this is Rick. I just want to specifically address your question on the MBS portfolio. The net gains in the MBS portfolio as of January 31 were sixty-nine point five million dollars, which equates to about two dollars and sixty-five cents a share.

MODERATOR:
Joseph Stieven, you may ask your question.

JOSEPH STIEVEN - STIFEL NICOLAUS, CALLER:
Good morning, guys. A couple of my questions were already answered, but let me ask you this. And I don't want to get you talking about competition, but your spreads have held up better than some of the other mortgage REITs that have somewhat similar strategies. Can you give us a little insight into what you guys have done to sort of keep your spreads and why you have the confidence that your spreads will sort of stay where they're at. That's question number one. And question number two, back to your book value. I just want to make sure--a clarification point. At 12/31, book value was twenty-eight seventy-six and then, Rick, you gave out two book values. I wanted to make sure which one we were comparing it to on an apples-and-apples basis. Thanks, guys.

RICK HENDRIX:
Joe, this is Rick. I'll take the second question first. Twenty-eight twenty is on a pure apples to apples basis, so that does not include marking the 144As to their actual values in either case.

STIEVEN:
Right.

RICK HENDRIX:
At December 31st or January 31st. When you do mark the 144As to their actual trading values, that book value is twenty-eight sixty, which is, a differential, obviously, of sixteen cents to the end of the year, and that is the number that equates to about three cents on a post-merger basis.

And then with regard to our spreads, you know, obviously, Joe, there are a number of different strategies in the mortgage-backed market, and, you know, we think that, you know, other participants in the market are doing a great job in this environment. You know, specifically, with regard to our portfolio, you know, we have elected to keep a very low duration, and as a result, we have been able to--while we do extend our funding to protect ourselves against short interest moves, we've been able to keep, you know, a fairly low gap and buy with low dollar premiums. And those things have allowed us to keep

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a fairly consistent spread. And we know, based on where we have executed the purchases that are coming on for February and March, what our continued spreads are going to be.

So, you know, that's why we're comfortable about maintaining the spread, and I think the stability in our spread has had a lot to do with it, our low dollar price, and relatively leverage, and low duration.

STIEVEN:
And Rick, again, from my--I just want to get a point of clarification. The six point two billion, the goal that you talked about, did you say you expected to get there sometime during the first quarter?

RICK HENDRIX:
Yes, we do expect to be there sometime during the first quarter. In fact, we have executed the agreements for purchase of securities and actually had in the fourth quarter. So, I mean, we frequently buy for a forward settlement, and so we do expect to be there in the first quarter.

STIEVEN:
Okay. Thanks guys.

ERIC BILLINGS:
Thank you, Joe.

MODERATOR:
David Stadlin, you may ask your question.

DAVID STADLIN - WEINTRAUB CAPITAL, CALLER:
Yes, I have two questions. One, I was, I missed part of the call, and so I heard two comments, one that was that you had some funding rolling down to lower costs here in the first quarter, and there was a second comment that you were looking to extend some funding, and I was wondering if you could clarify those for me, is my first question.

RICK HENDRIX:
Sure. With regard to the first question, we had, you know, funding on going into the last Fed cut that didn't really fully roll off until late in the fourth quarter and early in the first quarter, so we're just now picking up the benefit of some of that. And with regard to extending our funding, you know, beyond where it is today, we do think that, you know, one and two year rates are very attractive. As Eric mentioned, you know, we probably are not going to be doing anything in that regard until after the

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merger because of the accounting treatments that swaps and other hedges have going into a business combination.

But we're very comfortable that we're going to have the ability to extend our funding out beyond where it is today, which is about a hundred and forty-five days, and do it at very attractive levels. So is that consistent with our strategy? Our strategy is not changing in any way and, you know, we feel good about the rest of the year from a funding perspective.

STADLIN:
So how much term funding rolled off in the fourth quarter and in the first quarter here?

RICK HENDRIX:
Well, you know, we don't--when you say the term funding rolled off, the longer-term funding that we have doesn't roll off until July, but we fund with a combination of sixty and ninety day borrowings, and so about forty percent of our funding has repriced since the last Fed rate cut, and that will, you know, begin to show up more significantly in the first quarter than it did in the fourth quarter.

ERIC BILLINGS:
And as our--we have funding that we did, locked in a year ago in July, and so as that rolls off, the rates that we would put that back on today are considerably below those rates. And for us, that judgment is always a purely economic judgment, so that if we can put on funding that's a year or two years out that is, it creates a very acceptable spread for us and gets us any closer, to be perfectly matched or a better GAP, we will always do that at the margin. And the environment to do that right now is very acceptable.

STADLIN:
Okay. And lastly, could you just clarify what is left to occur before the merger can close and what the timing, what your thoughts on the timing are?

ERIC BILLINGS:
Yes. The things that are left to occur, we received most of the final comments from the SEC. We intend to file the proxies some time next week. The process then would require thirty days, during which time the FBR Asset shareholders would vote to approve the transaction. The Fed does--has, we believe, has given us indication that they have no difficulty with the transaction at all. We have made commitments to them as to what they would request we do or require we do as it relates to our bank, which we are in complete agreement with them on in terms of what we would do. And so based on that, they, on February 21st would be their date that they would formally give us their decision and then we

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would then have fifteen business days after that, is actual acceptance if in fact that is what the Fed does.

But again, they've indicated to us that they have, as long as we go, we are committed to what they request, no difficulties at this time. And so the procedure is moving along very smoothly, but in generalization I would say we're somewhere in the vicinity of a thirty- to forty-day time frame that this transaction will be completed, and I would say that we can pretty definitively say it looks like forty would be the very outside time.

STADLIN:
Okay. Thank you very much.

ERIC BILLINGS:
Thank you.

MODERATOR:
Erik Woodworth, you may ask your question.

ERIK WOODWORTH - COHEN BROTHERS, CALLER
Yeah, most of my questions on the timing of the deal have already been answered, but one last thing on that issue. If perchance you were to exceed the forty-day time period by a little bit, and it ended up being either very late in March or even early in April, would you still declare a dividend as you typically do at the end of the quarter?

RICK HENDRIX:
Erik, this is Rick. You know, the intention is to pay a first quarter dividend to all shareholders of the combined company, and we don't have any belief that the transaction's going to take any longer than what we just outlined, so it's not really an issue. I mean, we--the first quarter dividend will be paid to all shareholders.

WOODWORTH:
Okay, great.

MODERATOR:
Once again, to ask a question, please press star-one. At this time, I'm showing no further questions.

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ERIC BILLINGS:
Okay, everybody. Well, thank you very much for joining us. We appreciate it. We hope this added further clarity to the character of our quarter and of the company, and certainly if there are any other questions, we will at all times be happy to reconvene and answer any that we can. But we were very pleased with the quarter, we are very pleased with the character of our company, and we obviously are very, very excited about the merger and think that it is going to be very, very beneficial to all shareholders. But again, thank you very much for joining us.

                                          # # #

Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.